Exhibit 99.1

PRESS RELEASE

Waha to enter into funded collar transactions relating to AerCap ordinary shares

Amsterdam, Netherlands; September 2, 2014 – AerCap Holdings N.V. ("AerCap") (NYSE: AER) today announced the registration for sale of 14,923,306 of its ordinary shares held by Waha AC Coöperatief U.A., an investment vehicle affiliated with Waha Capital PJSC ("Waha").

AerCap has been advised that Waha proposes to enter into funded collar transactions relating to a portion of the AerCap ordinary shares held by Waha with each of Deutsche Bank AG, London Branch, Nomura International plc and CBNA, London Branch and/or their respective affiliates (the "collar counterparties").  AerCap has been advised that in order to hedge their obligations under the funded collar transactions, the collar counterparties will borrow 14,923,306 ordinary shares from Waha and the collar counterparties or their affiliates will sell them as described below.  AerCap will not receive any proceeds from the sale of the ordinary shares by the collar counterparties or their affiliates, nor will AerCap issue any new ordinary shares in connection with these transactions.

AerCap has been advised that 10,180,679 ordinary shares will be sold in an underwritten offering through Citigroup and Deutsche Bank Securities, acting as underwriters. AerCap has also been advised that 4,742,627 ordinary shares will be sold by the collar counterparties or their affiliates or agents, which may include one of the underwriters or its affiliate, from time to time, pursuant to block sales, on the NYSE, in the over-the-counter market or in negotiated transactions.  AerCap has been advised that, over the same period when the collar counterparties or their affiliates or such agents sell the additional shares, they expect to purchase an equal number of ordinary shares in the open market.

The funded collar transactions described above are being entered into by Waha with the collar counterparties.  AerCap is registering the offer and sale of the ordinary shares pursuant to a Registration Rights Agreement between AerCap and Waha.

The ordinary shares are being offered pursuant to a registration statement on Form F-3 (including a base prospectus) and a preliminary prospectus supplement filed with the Securities and Exchange Commission (the "SEC").  Before you invest, you should read carefully the base prospectus in that registration statement, the preliminary prospectus supplement and other documents AerCap has filed with the SEC.  You may obtain these documents for free on the SEC's web site at www.sec.gov.  You may also request a copy of the preliminary prospectus including the base prospectus by contacting Deutsche Bank Securities Inc. by email at prospectus.CPDG@db.com or by calling (800) 503-4611 or Citigroup by calling (800) 831-9146.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

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